Filed pursuant to Rule 424(b)(3)
File No. 333-264149

EATON VANCE ENHANCED EQUITY INCOME FUND II
Supplement to Prospectus dated April 5, 2022

The following replaces the Financial Highlights contained in the Prospectus:

	Year Ended December 31,
	2022	2021	2020	2019	2018
Net asset value – Beginning of year	$ 23.720	$ 21.200	$ 17.530	$ 14.820	$ 15.770
Income (Loss) From Operations
Net investment loss(1)	$ (0.020)	$ (0.082)	$ (0.063)	$ (0.026)	$ (0.027)
Net realized and unrealized gain (loss)	(6.352)	3.971	4.819	4.015	0.127
Total income (loss) from operations	$ (6.372)	$ 3.889	$ 4.756	$ 3.989	$ 0.100
Less Distributions
From net realized gain	(1.062)	(1.284)	(0.037)	(1.284)(2)	(1.050)
Tax return of capital	(0.541)	(0.094)	(1.050)	—	—
Total distributions	$ (1.603)	$ (1.378)	$ (1.087)	$ (1.284)	$ (1.050)
Premium from common shares sold through shelf offering(1)	$ 0.005	$ 0.009	$ 0.001	$ 0.005	$ —
Net asset value – End of year	$ 15.750	$ 23.720	$ 21.200	$ 17.530	$ 14.820
Market value – End of year	$ 16.550	$ 24.590	$ 21.690	$ 17.830	$ 14.670
Total Investment Return on Net Asset Value(3)	(27.40)%	18.82%	28.55%	27.71%	0.21%
Total Investment Return on Market Value(3)	(26.42)%	20.40%	29.31%	31.22%	2.78%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$ 820,142	$ 1,212,024	$ 1,055,567	$ 859,315	$ 707,577
Ratios (as a percentage of average daily net assets):
Expenses	1.09%(4)	1.08%	1.09%	1.09%	1.10%
Net investment income (loss)	(0.11)%	(0.36)%	(0.35)%	(0.16)%	(0.17)%
Portfolio Turnover	15%	18%	38%	40%	44%

(See related footnotes.)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Net asset value – Beginning of year	$ 13.660	$ 14.410	$ 14.540	$ 14.170	$ 11.950
Income (Loss) From Operations
Net investment income(1)	$ (0.023)	$ 0.025	$ 0.129	$ 0.024	$ 0.053
Net realized and unrealized gain (loss)	3.183	0.275	0.791	1.396	3.211
Total income from operations	$ 3.160	$ 0.300	$ 0.920	$ 1.420	$ 3.264
Less Distributions
From net investment income	(0.423)	$ (0.054)	$ (0.128)	$ (0.205)	$ (0.126)
From net realized gain	—	(0.126)	(0.551)	(0.845)	(0.924)
Tax return of capital	(0.627)	(0.870)	(0.371)	—	—
Total distributions	$ (1.050)	$ (1.050)	$ (1.050)	$ (1.050)	$ (1.050)
Anti-dilutive effect of share repurchase program(1)	$ —	$ —	$ —	$ —	$ 0.006
Net asset value – End of year	$ 15.770	$ 13.660	$ 14.410	$ 14.540	$ 14.170
Market value – End of year	$ 15.220	$ 12.800	$ 13.640	$ 13.830	$ 12.990
Total Investment Return on Net Asset Value(3)	24.04%(5)	2.72%	6.87%	10.98%	29.60%
Total Investment Return on Market Value(3)	27.76%	1.68%	6.43%	15.07%	35.99%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$ 751,565	$ 651,080	$ 686,627	$ 693,110	$ 675,297
Ratios (as a percentage of average daily net assets):
Expenses	1.10%	1.11%	1.10%	1.11%	1.13%
Net investment income	(0.15)%	0.18%	0.88%	0.17%	0.41%
Portfolio Turnover	48%	58%	52%	77%	121%
(1)	Computed using average shares outstanding.
(2)	The tax character of a portion of the distribution ($0.069 per share) was based on management’s estimate and was subsequently determined to be $0.063 per share of tax return of capital and $0.006 per share from net realized gain.
(3)	Returns are historical and are calculated by determining the percentage change in net asset value or market value with all distributions reinvested. Distributions are assumed to be reinvested at prices obtained under the Fund’s dividend reinvestment plan.
(4)	Includes a reduction by the investment adviser of a portion of its adviser fee due to the Fund’s investment in the Liquidity Fund (equal to less than 0.005% of average daily net assets for the year ended December 31, 2022).
(5)	During the year ended December 31, 2017, the Fund received a payment from an affiliate as reimbursement for certain losses. Excluding this payment, total return at net asset value would have been 23.72%.

April 18, 2023